UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02019848

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27345

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

GRAYSON FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

157 BROAD STREET
(No. and Street)

REDBANK (City) NEW JERSEY (State) 07701 (Zip Code)

RECEIVED MAR 0 1 2002 SEC MAIL PROCESSING SECTION 365 WASH, D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Hagan –CEO (732) 212-9996
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DONALD P. MCGILL, CPA
(Name - if individual, state last, first, middle name)

2300 COMPUTER AVENUE, I-27 (Address) WILLOW GROVE (City) PA (State) 19090 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 0 5 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

GRAYSON FINANCIAL, LLC

TABLE OF CONTENTS

AFFIRMATION

I, Joseph Hagan, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Grayson Financial, LLC (Company) at December 31, 2001 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

____
Joseph Hagan, Chief Executive Officer

Sworn and subscribed to before me this 20th day of FEBRUARY, 2002.

____

L[illegible]A LA ROCC[illegible]
NO[illegible] PUBLIC, [illegible] New York
No. 43-[illegible]
Qu[illegible] in Richm[illegible] County
Commission Expires Ap[illegible] 2002

GRAYSON FINANCIAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2001

GRAYSON FINANCIAL, LLC

TABLE OF CONTENTS

Donald P. McGill
Certified Public Accountant
2300 Computer Avenue
Bldg I Suite 27
Willow Grove, PA 19090
(215) 830-1353

Independent Certified Public Accountants' Report

To the Board of Directors and Member of
Grayson Financial, LLC

We have audited the accompanying balance sheet of Grayson Financial, LLC at December 31, 2001, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grayson Financial, LLC at December 31, 2001, and the results of its operations, changes in member's equity, and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Willow Grove, PA
February 20, 2002

GRAYSON FINANCIAL, LLC
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	107,308
Receivable from broker/dealers		657,326
Clearing deposit		57,514
Securities, at market		299
Furniture and equipment, net of accumulated depreciation of $78,543		26,914
Organization costs, net of accumulated amortization of $7,467		3,733
Prepaid expenses		93,659
Security deposits		40,628
Employee advance		7,400
Other assets		3,300
Total Assets	$	998,081

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	182,084
Payroll and commissions payable		313,854
Due to clearing broker		7,100
Total Liabilities		503,038
Contingencies		-
Member's equity		495,043
Total Liabilities and Member's Equity	$	998,081

See accompanying notes.

GRAYSON FINANCIAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Renenues - Commissions	$ 4,413,030
Trading losses	(39,894)
Net Revenue	4,373,136
Costs and Expenses:	
Salaries	2,486,296
Payroll taxes	109,814
Clearing expenses	437,919
Occupancy costs	274,382
Quote services	81,731
Professional fees	52,495
Telephone	118,938
Regulatory fees	65,550
Insurance	94,724
Marketing and promotion	171,789
Depreciation and amortization	16,703
Employee benefits	22,467
Office supplies and expenses	72,107
Postage and delivery	100,337
Other operating costs	93,979
Total Costs and Expenses	4,199,231
Operating income	173,905
Interest income	19,533
Income before income taxes	193,438
Income taxes	47,450
Net income	$ 145,988

See accompanying notes.

GRAYSON FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:	
Net income	$ 145,988
Adjustment to reconcile net income to net cash (used) by operating activities:	
(Increase) in receivable from broker/dealer	(533,219)
Decrease in clearing deposit	19,362
(Increase) in prepaid expenses	(54,609)
Decrease in securities at market	-
(Increase) in security deposits	(40,628)
Decrease in employee advances	40,032
Decrease in other assets	33,355
Increase in accounts payable and accrued expenses	108,817
Depreciation and amortization	16,703
Increase in payable to broker/dealers	7,100
Increase in payroll and commissions payable	254,491
Net Cash (Used) By Operating Activities	(2,608)
Cash Flows From Investing Activities:	
Purchase of equipment	-
Decrease in securities, at market	4,321
Cash Flows From Investing Activities	4,321
Cash Flows from Financing Activities:	
Loan principal amounts	20,000
Loan principal repayments	(20,000)
Cash Flows From Financing Activities	-
Net Increase In Cash	1,713
Cash and equivalents, beginning of period	105,595
Cash and equivalents, end of year	$ 107,308

See accompanying notes.

GRAYSON FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

		Total
Beginning Balance, January 1, 2001	$	349,055
Share of net income		145,988
Contributions		-
Withdrawls		-
Ending Balance, December 31, 2001	$	495,043

See accompanying notes.

GRAYSON FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

Grayson Financial, LLC (Company) was formed in the State of New York on January 26, 1998, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is wholly-owned by its Member Manager, Grayson Enterprises, LLC.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including riskless principal transactions, agency transactions and investment banking.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and Penson Financial Services, Inc. (Penson), securities transactions of the Company are cleared through Penson, and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Penson.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Revenues

Commissions realized on agency transactions are recorded on a trade date basis.

Income Taxes

The Company is a limited liability Company taxed as a partnership, and therefore, the accompanying financial statements do not include any provision for federal or New York State income taxes. Each member of the Company is individually responsible for reporting his share of the Company's income or loss. The Company is subject to New York City Unincorporated Business Taxes.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term and investments (Certificates) with a maturity of three months or less to be cash equivalents.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $317,409, which was in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 156%.

4. LEASE

The Company entered into a lease for office space, in New York, during 2001 which expires December 31, 2008 and calls for monthly payments and specified escalations. Included in operations for 2001 is rent and utilities expense of approximately $273,000.
In January 2002 the Company entered into a lease for office space, in New Jersey, which expires February 1, 2012.

Future minimum lease commitments are as follows:

2002	312,000
2003	336,000
2004	352,000
2005	364,000
2006 and thereafter	1,467,000
	$2,831,000

5. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

In December 2000 two of the brokers of the Company settled a mediation with a former client. The brokers agreed to pay the customer $130,000 with an initial payment of $50,000 due December 28, 2000 and monthly payments throughout 2001 and 2002. The brokers have released the Company from all liability in the matter and have agreed to be soley liable for the payments to the customer.

The Company was named in the mediation and as a party to the transaction will be required to make the payments in the event the brokers fail to make the payments. The brokers have made a total of $115,000 in payments to the customer as of February 20, 2002.

SUPPLEMENTARY INFORMATION

GRAYSON FINANCIAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL:		
Total member's equity		$ 495,043
Deductions and/or charges:		
Non-allowable assets:		
Furniture and fixtures, net	26,914	
Organization costs, net	3,733	
Other assets	3,300	
Security deposits	40,628	
Prepaid expenses	93,659	
Employee advance	7,400	175,634
Net capital before haircuts on securities positions		319,409
Haricuts on securities positions		(2,000)
Net Capital		$ 317,409
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	182,084	
Payroll and commissions payable	313,854	
		$ 495,938
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 50,000
Excess net capital at 1000%		$ 267,815
Reconciliation to Focus Form X-17A-5, Part IIA:		
Net capital as reported above		$ 317,409
Net capital per Focus Form X-17A-5, Part IIA, 12/31/2001		$ 317,410

The percentage of aggregate indebtedness to net capital is 156%

The above computation does not differ materially from the December 31, 2001 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

Donald P. McGill
Certified Public Accountant
2300 Computer Avenue
Bldg I Suite 27
Willow Grove, PA 19090
(215) 830-1353

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Grayson Financial, LLC

In planning and performing our audit of the financial statements and supplementary information of Grayson Financial, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Donald P. McGill
Certified Public Accountant
2300 Computer Avenue
Bldg I Suite 27
Willow Grove, PA 19090
(215) 830-1353

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Donald P. McGill

Willow Grove, PA
February 20, 2002